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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9
                                 (Rule 14D-101)

                     SOLICITATION/RECOMMENDATION STATEMENT
                         UNDER SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 5)

                                   VERIO INC.
                           (Name of Subject Company)

                                   VERIO INC.
                      (Name of Person(s) Filing Statement)

                    Common Stock, par value $.00l per share
     Series A 6.75% Convertible Preferred Stock, par value $.001 per share
                         (Title of Class of Securities)

                            923433106 (Common Stock)
                          923433502 (Preferred Stock)
                          923433304 (Preferred Stock)
                     (CUSIP Number of Class of Securities)

                               Justin L. Jaschke
                            Chief Executive Officer
                      8005 South Chester Street, Suite 200
                           Englewood, Colorado 80112
                                 (303) 645-1900
      (Name, Address and Telephone Number of Person Authorized to Receive
    Notices and Communications on Behalf of the Person(s) Filing Statement)

                                   Copies to:

            Gavin B. Grover, Esq.                       Carla Hamre Donelson, Esq.
           Morrison & Foerster LLP                            General Counsel
              425 Market Street                                 Verio Inc.
       San Francisco, California 94105             8005 South Chester Street, Suite 200
               (415) 268-7000                            Englewood, Colorado 80112
                                                              (303) 645-1900

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  This Amendment No. 5 (the "Amendment") amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented, the "Schedule 14D-9") filed with the Securities and Exchange Commission (the "SEC") on May 18, 2000 by Verio Inc., a Delaware corporation ("Verio" or the "Company"), as amended by Amendment No. 1 thereto filed with the SEC on May 24, 2000, Amendment No. 2 thereto filed with the SEC on June 13, 2000, Amendment No. 3 thereto filed with the SEC on June 15, 2000, and Amendment No. 4 thereto filed with the SEC on June 20, 2000, relating to the tender offer by Chaser Acquisition, Inc., a Delaware corporation ("Purchaser") and an indirect wholly-owned subsidiary of NTT Communications Corporation, a limited liability joint stock company incorporated under the laws of Japan ("NTT Communications") and a wholly-owned subsidiary of Nippon Telegraph and Telephone Corporation, a limited liability joint stock company incorporated under the laws of Japan, disclosed in a Tender Offer Statement on Schedule TO, dated May 17, 2000, as amended, to purchase all of the issued and outstanding shares of the Company's common stock, $.001 par value per share ("Common Stock"), (other than shares of Common Stock already owned by NTT Communications and its subsidiaries) at a purchase price of $60.00 per share, net to the seller in cash, without interest thereon, all of the issued and outstanding shares of the Company's Series A 6.75% Convertible Preferred Stock, par value $.001 per share ("Preferred Stock"), at a purchase price of $62.136 per share, plus, if the purchase of the shares of Preferred Stock pursuant to the Offer (as defined below) occurs after July 31, 2000, all accumulated and unpaid dividends on such shares of Preferred Stock from August 1, 2000 to and including the expiration date of the Offer, net to the seller in cash, without interest thereon, and certain outstanding warrants to purchase 1,306,228 shares of Common Stock, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 17, 2000 (the "Offer to Purchase") and in the related Letters of Transmittal (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer"). This Schedule 14D-9 is being filed on behalf of the Company. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 8. Additional Information.

  Item 8, subsection "Exon-Florio Amendment" of the Schedule 14D-9 is hereby amended and supplemented by the following:

    On June 29, 2000, Verio received notice from CFIUS that it will commence an investigation of the transactions contemplated by the Merger Agreement pursuant to the Exon-Florio Amendment. The only issues that Verio is aware have been raised as part of the CFIUS review are requests by U.S. law enforcement agencies concerning certain law enforcement matters that relate to the Internet industry. NTT Communications believes that the transactions contemplated by the Merger Agreement do not raise national security concerns.

    Under the Exon-Florio Amendment, the investigation period can be as long as 45 days at which time the matter will be referred to the President for final action within 15 days of such referral. By the terms of the Merger Agreement, and as permitted under the Exon-Florio Amendment, NTT Communications and Purchaser may elect to waive the condition under the Merger Agreement relating to the Exon-Florio Amendment and proceed to accept for payment and pay for the Shares tendered pursuant to the Offer prior to the completion of the CFIUS investigation.

  Schedule I of the Schedule 14D-9, referenced in Item 8, subsection "Information Statement" of the Schedule 14D-9, is hereby amended and supplemented by the following:

    On June 30, 2000, NTT Communications issued a press release announcing that the Offer was extended until 12:00 midnight, New York City time, on Friday, July 14, 2000. The full text of the press release of NTT Communications is attached as Exhibit (a)(1)(N) hereto and incorporated herein by reference.

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

Item 9. Material to Be Filed as Exhibits.

  Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

   Exhibit No. Description
   ----------- -----------
   (a)(1)(N)   Press Release of NTT Communications Corporation, dated June 30,
               2000*

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* Incorporated by reference to Amendment No. 6 to the Tender Offer Statement on Schedule TO, dated June 30, 2000, filed by Chaser Acquisition, Inc., NTT Communications Corporation and Nippon Telegraph and Telephone Corporation.

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                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2000.                              /s/ Justin L. Jaschke
                                          By: _________________________________
                                                     Justin L. Jaschke
                                                Chief Executive Officer and
                                                          Director

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